Mail Stop 4561

January 6, 2009

Mr. Rajeev Madhavan
Chief Executive Officer
Magma Design Automation, Inc.
1650 Technology Drive
San Jose, California 95110

> **Re:** **Magma Design Automation, Inc.**
> **Form 10-K for the Fiscal Year Ended April 6, 2008**
> **Definitive Proxy Statement on Schedule 14A filed July 11, 2008**
> **Form 10-Q for the Fiscal Quarter Ended August 3, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 2, 2008**
> **File No. 000-33213**

Dear Mr. Madhavan:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Magma Design Automation

Form 10-K for the Fiscal Year Ended April 6, 2008

General

1. You state on page 46 that you market products in a geographic region that includes the Middle East and Africa. You state on page 20 that you intend to operate a sales office in the Middle East. We note also that your website references the availability of "Europe/Middle East Training." Iran, Syria, and

Sudan, countries located in the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 46

2.   You indicate that your licenses revenue increased by 36% in fiscal 2008 compared to fiscal 2007 due primarily to large orders executed during fiscal 2008 in all regions from new and existing customers. This type of limited explanation regarding a significant increase in your licensing revenue does not provide readers with meaningful insight regarding how management views the company's operating performance. Nearly the same explanation is offered for the licensing revenue increase in fiscal 2006 compared to 2005. We note similar limited discussions based on increases or decreases in order executions for the changes in services, and in domestic and international revenue from year to year. Management's Discussion and Analysis should provide investors with a view of the company's business results as seen through the eyes of its management by discussing the driving forces that affected operating performance from one year to the next. We note disclosure on page 37 of MD&A regarding pricing pressures on EDA products. Additionally, you state that your stock price has declined significantly in light of your financial results for fiscal year 2008. MD&A should explain and provide the necessary contextual background for understanding changes in results of operations. Please tell us whether your results were materially impacted by pricing pressures or by other factors that you believe materially impacted your results of operations and ensure that you address these matters in future filings.

3.   You state that bundled licenses and services revenue decreased from year to year and you have attributed the decrease to orders that either shifted to unbundled license revenue or were terminated. It appears that, in contrast to the increase in revenue you experienced for each reported year with respect to your other revenue

sources, revenue for bundled licenses and services has been declining year after year. To the extent this represents material trend information, the underlying reasons should be analyzed. A statement to the effect that orders were reduced does not appear to satisfy the requirement of Item 303(a)(3)(ii) of Regulation S-K. Please tell us how you considered the item requirement in this respect and ensure that you provide responsive disclosure in future filings.

Item 9A. Controls and Procedures, page 104

Changes in Internal Control over Financial Reporting, page 105

4. You state that there were no changes in your internal control that "could significantly affect" your internal control over financial reporting that occurred during your last fiscal quarter. Please confirm that there were no changes that in your internal control over financial reporting that "materially affected" or is reasonably likely to materially affect your internal control over financial reporting during the last fiscal quarter. Please confirm that you will conform your disclosure in future filings. Please note that this comment also applies to your Forms 10-Q for the fiscal quarters ended August 3, and November 2, 2008.

Definitive Proxy Statement filed July 11, 2008

Compensation Discussion and Analysis, page 17

5. It appears that you may not have included in your discussion of executive compensation all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K who were serving as executive officers at the end of the last completed fiscal year given Mr. Ghafouri's resignation as an officer on January 31, 2008. Please tell us how you determined that you have complied with the requirements of Item 402(a)(3)(iii) of Regulation S-K regarding the persons covered in your executive compensation disclosure.

6. Please tell us what role the named executive officers play when they "sometimes attend the Compensation and Nominating Committee's meetings." In addition, we note your statement that the named executive officers are not present when "certain matters of executive compensation" are discussed. If the named executive officers are present during discussions of any matters of executive compensation, please identify the matters that are discussed in their presence. If none, please clarify this in future filings.

Executive Compensation Program Objectives and Overview, page 17

7.   You disclose on pages 18 and 19 that you engage in benchmarking to establish
        each element of compensation for your named executive officers but you have not
        identified the component companies. Please identify the component companies
        that comprise each of the benchmarking groups and disclose this in future filings.
        See Item 402(b)(2)(xiv) of Regulation S-K.

8.   Please explain how you determined that the base salaries and cash awards of each
        of the named executive officers (other than Saeid Ghafouri) were not in line with
        Magma's target market position in April 2008 when you had benchmarked the
        salaries and cash awards at specific percentiles of the benchmarking group for the
        prior fiscal year. The factors considered in making material increases in
        compensation should be discussed. See Item 402(b)(2)(ix) of Regulation S-K. To
        the extent that material changes to your target market position, the benchmarking
        group or the benchmark led to these determinations, such changes should be
        discussed. Specifically, you should discuss whether you raised the benchmarking
        range from between the 50th and 75th percentile of the benchmarking group as
        disclosed on page 19 to some other range. To the extent the benchmark
        percentiles changed for any individual named executive officer in Fiscal 2009,
        this should also be discussed. Please confirm that you will address these matters,
        as appropriate, in future filings.

9.   We note that you have omitted the target corporate performance goals which are
        based on bookings, revenues and earnings per share. It appears that company and
        individual performance are material elements of your executive compensation and
        should be discussed. We presume you are relying on Instruction 4 to Item 402(b)
        of Regulation S-K to omit the corporate performance targets and that you have a
        competitive harm analysis that supports your reliance on that instruction.

10.   We note further that the omitted corporate performance goals with respect to
        bookings, revenues and earnings per share are determined on a non-GAAP basis.
        Please note with respect to future filings that where you rely on target levels that
        are non-GAAP financial measures, you must provide disclosure as to how the
        numbers are calculated from your audited financial statements.

Certain Relationships and Related Transactions, page 36

11.   We were unable to locate the separation agreement and consulting services
        agreement between Saeid Ghafouri and the company. Please advise and ensure
        that you file all material management contracts required to be filed pursuant to
        Item 601(b)(10)(iii)(A) of Regulation S-K in future filings.

Form 10-Q for the Fiscal Quarter Ended August 3, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 25

12.   You state that licenses revenue decreased by 18% in the three months ended August 3, 2008 compared to the same period ended July 1, 2007 due primarily to a lower level of revenue from orders executed during the first quarter of fiscal 2009 in certain regions. You further state that this decrease was primarily attributable to customer delays in purchasing and changes in your sales channel. We note similar disclosure with respect to other sources of revenue described on page 25. It appears that you have not identified the driving factors that have contributed to of the magnitude that would cause your revenues to decrease by 18% and result in the other changes you describe. Please tell us with a view to disclosure management's views as to the reasons for the delays by customers. In addition, please describe to us in material detail what changes occurred in your sales channel that contributed to the loss of revenue.

Form 10-Q for the Fiscal Quarter Ended November 2, 2008

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

13.   On page 99 of your Form 10-K for the fiscal year ended April 3, 2008, you disclose that you have not provided for U.S. income taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest these earnings outside the U. S. In light of your current liquidity concerns, tell us how you considered updating readers on whether you continue to have the intent and ability to permanently reinvest these earnings.

14.   We note that your new credit facility requires you to maintain certain financial conditions. Considering that you have been in violation of such conditions in the past, tell us how you considered providing more robust disclosure of how these conditions may impact your liquidity and how you currently comply. Further, please tell us what consideration you gave to filing the new credit facility agreement as an exhibit to Form 10-Q. Refer to Items 601(b)(4) and (b)(10) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief